3

                                                                                                       September 6, 2007

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:  Post-effective amendments to certain Form N-4 and S-3 registration statements

Dear Ms. Samuel:

We are responding to your comments on certain post-effective amendments filed under Rule 485(a) and Rule 424, and asking the Staff to
accelerate the effective date of those filings to September 11, 2007 or as soon as possible thereafter.    In addition, we are filing
herewith post-effective amendments under Rule 424 to the Form S-3 registration statements that share a common prospectus with certain of the Form N-4s, and seeking effectiveness of those filings on September 11, 2007 or as soon as possible thereafter.

A summary of your comments and our responses follows:

1.       Pruco Life Insurance Company of New Jersey ("PLNJ") Prudential Premier Series (333-131035 and 333-144657); PLNJ Strategic
      Partners Annuity One 3 and Strategic Partners Plus 3 (333-49230).

o        As we discussed by telephone, due to a revised product strategy, we have eliminated the section of each supplement entitled
              "Changes to Lifetime Five and Spousal Lifetime Five."
o        With respect to each supplement, you asked that the following sentences not appear:  "The Highest Daily Lifetime Five program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions.
              Certain terms and conditions may differ between jurisdictions once approved."  You also suggested that a statement be
              added to each supplement, noting that the "Permitted Sub-accounts" are identified in the annuity application.   We have
              made those changes.
o        With respect to the supplement for Prudential Premier Series only, you asked that the formula under which asset transfers under the Highest Daily Lifetime Five benefit are made be set forth in the supplement.  We have made that change.
o        With respect to the supplement for Strategic Partners Annuity One 3/Strategic Partners Plus 3 only, you (a) identified several instances in which the reference to "Liability Ratio" should be changed to "Target Ratio" and (b) asked that certain section headings be made more prominent.  We have made those changes.

          The changes discussed above are reflected in correspondence filings that we are making herewith.  In addition, we are filing herewith a post-effective amendment under Rule 424 to the Form S-3 that offers the companion MVA option to Strategic
          Partners Annuity One 3/Strategic Partners Plus 3 (333-103473).  That post-effective amendment contains a prospectus supplement reflecting the above changes.

          Along with this letter, we are including acceleration requests, seeking effectiveness of the Form N-4 filings (including the
          SAI supplements) and S-3 filing on September 11, 2007.

1.       Strategic Partners Horizon of PLNJ and Pruco Life Insurance Company ("Pruco Life") (333-100713 and 333-104036).  You had no
      comments on this prospectus supplement.  Therefore, we are simply requesting acceleration of the effective date of each filing to September 11, 2007 or as soon as possible thereafter.

2.       Strategic Partners Select of PLNJ and Pruco Life (333-62238 and 333-52754).  You had no comments on this prospectus supplement.  Therefore, we are simply requesting acceleration of the effective date of each filing (including the SAI supplement) to September 11, 2007 or as soon as possible thereafter.  In addition, we are filing herewith post-effective amendments under Rule 424 to each Form S-3 offering the companion MVA option (333-62246 and 333-61143).  Each post-effective amendment contains a prospectus supplement reflecting the same changes as were set forth in the Form N-4 filings.

We represent and acknowledge that:

o        the depositor and the registrant are responsible for the adequacy and accuracy of the disclosure in the instant filings; and
o        staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the instant filings; and
o        the depositor and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to these filings.

                                                                Sincerely,

                                                                /s/C. Christopher Sprague
                                                                C. Christopher Sprague

                                                 Pruco Life Insurance Company Of New Jersey

                                                     Prudential Premier Series Annuity
                                                    Prudential Premier Bb Series Annuity

                                                Supplement to Prospectuses Dated May 1, 2007
                                                     Supplement dated November 19, 2007

     This Supplement  should be read and retained with the current  Prospectus for your annuity.  This Supplement is intended to update certain  information in the  Prospectus for the variable  annuity you own, and is not intended to be a prospectus or offer for any other variable annuity listed here that you do not own. If you would like another copy of the current  Prospectus,  please contact us at 1-888-PRU-2888.

     In this  supplement,  we describe a new lifetime  guaranteed  withdrawal  benefit  called the Highest  Daily  Lifetime Five Income
     Benefit.  We set forth one additional  Advanced Series Trust portfolio that is being offered as a new variable  investment option.
     Finally, we describe a change to the Annuity Date provision and introduce a new principal underwriter of the Annuities.

     I.  TABLE OF CONTENTS

o        As a new entry within the line item entitled "Living Benefit Programs", immediately after the line item for Spousal Lifetime
              Five, we add a line item entitled "Highest Daily Lifetime FiveSM Income Benefit (Highest Daily Lifetime Five)".

     II.  GLOSSARY OF TERMS

o        We add a definition for Benefit Fixed Rate Account, that reads as follows:  "An investment option offered as part of this
         Annuity that is used only if you have elected the Highest Daily Lifetime Five Benefit.  Amounts allocated to the Benefit
         Fixed Rate Account earn a fixed rate of interest, and are held within our general account. You may not allocate purchase payments to the Benefit Fixed Rate Account. Rather, Account Value is transferred to the Benefit Fixed Rate Account only under the asset transfer feature of each benefit."
o        We add a definition for Highest Daily Lifetime Five Benefit that reads as follows:  "An optional feature available for an additional cost that guarantees your ability to withdraw amounts equal to a percentage of a principal value called the
         Protected Withdrawal Value.  Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value."

III.  SUMMARY OF CONTRACT FEES AND CHARGES

o        In the Summary of Contract Fees and Charges section, under Your Optional Benefit Fees and Charges, we add the following
         (immediately after the entry for Spousal Lifetime Five Income Benefit), to reflect the charge for Highest Daily Lifetime
         Five:

-------------------------------------------------------------------------------------------------------------
YOUR OPTIONAL BENEFIT FEES AND CHARGES
                                           TOTAL             TOTAL             TOTAL             TOTAL
                        OPTIONAL           ANNUAL            ANNUAL            ANNUAL            ANNUAL
                        BENEFIT          CHARGE[1]         CHARGE[1]         CHARGE[1]         CHARGE[1]
 OPTIONAL BENEFIT         FEE/              for               for               for               for
                         CHARGE           B Series          L Series          X Series         Bb Series
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
-------------------------------------------------------------------------------------------------------------

HIGHEST DAILY LIFETIME FIVE
-------------------------------------------------------------------------------------------------------------
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                      1.75%             2.10%             2.15%             1.55%
                    1.50% maximum[2]

                    0.60% current
                    charge
------------------- ----------------- ----------------- ----------------- ----------------- -----------------

1 The Total Annual Charge includes the Insurance Charge and Distribution Charge (if applicable) assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit. With respect to GMIB only, the 0.50% current charge is assessed against the average
GMIB Protected Income Value, and not against the value of the Sub-accounts. These optional benefits are not available under the
Beneficiary Continuation Option.
2 We have the right to increase the charge for each benefit up to the indicated maximum charge upon a step-up or for a new election of the benefit, or upon a reset of the benefit, if permitted. However, we have no present intention of increasing the charge to that maximum level.

IV.      NEW BENEFIT

o        In the Living Benefits Programs section, under the heading "Do you offer programs designed to provide investment protection for owners while they are alive?", we revise the first sentence immediately following the 4th bullet to state:

"The "living benefits" that Pruco Life of New Jersey offers are the Guaranteed Minimum Income Benefit (GMIB), the Lifetime Five
Income Benefit, the Spousal Lifetime Five Income Benefit, and the Highest Daily Lifetime Five Income Benefit."

o        The following description of the new optional living benefit is added immediately after the section for Spousal Lifetime
              Five in the "Living Benefit Programs" in the Prospectus:

HIGHEST DAILY LIFETIME FIVE INCOME BENEFIT (HIGHEST DAILY LIFETIME FIVE)

---------------------------------------------------------------------------------------------------------------------------------------
 Highest Daily Lifetime Five is offered as an alternative to Lifetime Five and Spousal Lifetime Five. Currently, if you elect Highest
Daily Lifetime Five and subsequently terminate the benefit, you will not be able to re-elect Highest Daily Lifetime Five, and will have a waiting period until you can elect Spousal Lifetime Five or Lifetime Five. See "Election of and Designations under the
Program" below for details. The income benefit under Highest Daily Lifetime Five currently is based on a single "designated life" who is at least 55 years old on the date that the benefit is acquired. The Highest Daily Lifetime Five Benefit is not available if you elect any other optional living benefit, although you may elect any optional death benefit (other than the Highest Daily Value Death
Benefit). As long as your Highest Daily Lifetime Five Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available investment option(s) with this program.
---------------------------------------------------------------------------------------------------------------------------------------

We offer a benefit that guarantees until the death of the single designated life the ability to withdraw an annual amount (the "Total
Annual Income Amount") equal to a percentage of an initial principal value (the "Total Protected Withdrawal Value") regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program--the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. As discussed below, we require that you participate in our asset transfer program in order to participate in Highest Daily Lifetime Five, and in the Appendices to this prospectus, we set forth the formula under which we make those asset transfers.

As discussed below, a key component of Highest Daily Lifetime Five is the Total Protected Withdrawal Value, which is an amount that is distinct from Account Value. Because each of the Total Protected Withdrawal Value and Total Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Total Annual
Income Amount remains. You are guaranteed to be able to withdraw the Total Annual Income Amount for the rest of your life, provided that you have not made "excess withdrawals." Excess withdrawals, as discussed below, will reduce your Total Annual Income Amount.
Thus, you could experience a scenario in which your Account Value was zero, and, due to your excess withdrawals, your Total Annual
Income Amount also was reduced to zero. In that scenario, no further amount would be payable under Highest Daily Lifetime Five.

KEY FEATURE--Total Protected Withdrawal Value
The Total Protected Withdrawal Value is used to determine the amount of the annual payments under Highest Daily Lifetime Five.  The
Total Protected Withdrawal Value is equal to the greater of the Protected Withdrawal Value and any Enhanced Protected Withdrawal
Value that may exist. We describe how we determine Enhanced Protected Withdrawal Value, and when we begin to calculate it, below.  If you do not meet the conditions described below for obtaining Enhanced Protected Withdrawal Value then Total Protected Withdrawal
Value is simply equal to Protected Withdrawal Value.

The Protected Withdrawal Value initially is equal to the Account Value on the date that you elect Highest Daily Lifetime Five. On each Valuation Day thereafter, until the earlier of the first withdrawal or ten years after the date of your election of the benefit, we recalculate the Protected Withdrawal Value. Specifically, on each such Valuation Day (the "Current Valuation Day"), the Protected
Withdrawal Value is equal to the greater of:

o        the Protected Withdrawal Value for the immediately preceding Valuation Day (the "Prior Valuation Day"), appreciated at the daily equivalent of 5% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day
              (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment (including any associated Credit) made on the Current
              Valuation Day; and
o        the Account Value.

If you have not made a withdrawal prior to the tenth anniversary of the date you elected Highest Daily Lifetime Five (which we refer to as the "Tenth Anniversary"), we will continue to calculate a Protected Withdrawal Value. On or after the Tenth Anniversary and up until the date of the first withdrawal, your Protected Withdrawal Value is equal to the greater of the Protected Withdrawal Value on the Tenth Anniversary or your Account Value.

The Enhanced Protected Withdrawal Value is only calculated if you do not take a withdrawal prior to the Tenth Anniversary. Thus, if you do take a withdrawal prior to the Tenth Anniversary, you are not eligible to receive Enhanced Protected Withdrawal Value.  If so, then on or after the Tenth Anniversary up until the date of the first withdrawal, the Enhanced Protected Withdrawal Value is equal to the sum of:

(a)      200% of the Account Value on the date you elected Highest Daily Lifetime Five;
(b)      200% of all Purchase Payments (and any associated Credits) made during the one-year period after the date you elected
                  Highest Daily Lifetime Five; and
(c)      100% of all Purchase Payments (and any associated Credits) made more than one year after the date you elected Highest Daily
                  Lifetime Five, but prior to the date of your first withdrawal.

We cease these daily calculations of the Protected Withdrawal Value and Enhanced Protected Withdrawal Value (and therefore, the Total
Protected Withdrawal Value) when you make your first withdrawal. However, as discussed below, subsequent Purchase Payments (and any associated Credits) will increase the Total Annual Income Amount, while "excess" withdrawals (as described below) may decrease the
Total Annual Income Amount.

KEY FEATURE--Total Annual Income Amount under the Highest Daily Lifetime Five Benefit
The initial Total Annual Income Amount is equal to 5% of the Total Protected Withdrawal Value. For purposes of the asset transfer formula described below, we also calculate a Highest Daily Annual Income Amount, which is initially equal to 5% of the Protected
Withdrawal Value. Under the Highest Daily Lifetime Five benefit, if your cumulative withdrawals in an Annuity Year are less than or equal to the Total Annual Income Amount, they will not reduce your Total Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Total Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Total Annual Income Amount ("Excess Income"), your Total Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account
Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A Purchase Payment that you make will increase the then-existing Total Annual Income
Amount and Highest Daily Annual Income Amount by an amount equal to 5% of the Purchase Payment (including the amount of any associated Credits).

An automatic step-up feature ("Highest Quarterly Auto Step-Up") is included as part of this benefit. As detailed in this paragraph, the Highest Quarterly Auto Step-Up feature can result in a larger Total Annual Income Amount if your Account Value increases subsequent to your first withdrawal. We begin examining the Account Value for purposes of this feature starting with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on the Valuation Days corresponding to the end of each quarter that (i) is based on your Annuity Year, rather than a calendar year; (ii) is subsequent to the first withdrawal; and (iii) falls within the immediately preceding Annuity Year. If the end of any such quarter falls on a holiday or a weekend, we use the next
Valuation Day. We multiply each of those quarterly Account Values by 5%, adjust each such quarterly value for subsequent withdrawals and Purchase Payments, and then select the highest of those values. If the highest of those values exceeds the existing Total Annual
Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Total Annual Income
Amount intact. In later years, (i.e., after the first Annuity Anniversary after the first withdrawal) we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Account Values on the end of the four immediately preceding quarters. If, on the date that we implement a Highest Quarterly Auto Step-Up to your Total Annual
Income Amount, the charge for Highest Daily Lifetime Five has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Highest Daily Lifetime Five upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject.

The Highest Daily Lifetime Five program does not affect your ability to make withdrawals under your annuity, or limit your ability to request withdrawals that exceed the Total Annual Income Amount. Under Highest Daily Lifetime Five, if your cumulative withdrawals in an Annuity Year are less than or equal to the Total Annual Income Amount, they will not reduce your Total Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Total Annual Income Amount on a dollar-for-dollar basis in that
Annuity Year.

If, cumulatively, you withdraw an amount less than the Total Annual Income Amount in any Annuity Year, you cannot carry-over the unused portion of the Total Annual Income Amount to subsequent Annuity Years.  Examples of dollar-for-dollar and proportional reductions, and the Highest Quarterly Auto Step-Up are set forth below. The values depicted here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime Five benefit or any other fees and charges. Assume the following for all three examples:

? The Issue Date is December 1, 2006
? The Highest Daily Lifetime Five benefit is elected on March 5, 2007.

Dollar-for-dollar reductions
On May 2, 2007, the Total Protected Withdrawal Value is $120,000, resulting in a Total Annual Income Amount of $6,000 (5% of
$120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Total Annual Income Amount for that Annuity Year
(up to and including December 1, 2007) is $3,500. This is the result of a dollar-for-dollar reduction of the Total
Annual Income Amount - $6,000 less $2,500 = $3,500.

Proportional reductions
Continuing the previous example, assume an additional withdrawal of $5,000 occurs on August 6, 2007 and the Account Value at the time of this withdrawal is $110,000. The first $3,500 of this withdrawal reduces the Total Annual Income Amount for that Annuity Year to
$0. The remaining withdrawal amount - $1,500 - reduces the Total Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Total Annual Income Amount).

Here is the calculation:

Account Value before withdrawal                                            $110,000.00
Less amount of "non" excess withdrawal                                      -$3,500.00
Account Value immediately before excess withdrawal of $1,500               $106,500.00

Excess withdrawal amount                                                     $1,500.00
Divided by Account Value immediately before excess withdrawal              $106,500.00
Ratio                                                                            1.41%

Total Annual Income Amount                                                   $6,000.00
Less ratio of 1.41%                                                            -$84.51
Total Annual Income Amount for future Annuity Years                          $5,915.49

Highest Quarterly Auto Step-Up
On each Annuity Anniversary date, the Total Annual Income Amount is stepped-up if 5% of the highest quarterly value since your first withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments, is higher than the Total Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments.

Continuing the same example as above, the Total Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on August 6 reduces this amount to $5,915.49 for future years (see above). For the next Annuity Year, the Total Annual Income Amount will be stepped-up if 5% of the highest quarterly Account Value, adjusted for withdrawals, is higher than $5,915.49. Here are the calculations for determining the quarterly values. Only the June 1 value is being adjusted for excess withdrawals as the September 1 and December 1 Valuation Days occur after the excess withdrawal on August 6.

                                                     Highest Quarterly
                                                    Value (adjusted with    Adjusted Total Annual
                                                       withdrawal and      Income Amount (5% of the
           Date*                Account value       Purchase Payments)**   Highest Quarterly Value)
June 1, 2007                     $118,000.00            $118,000.00               $5,900.00
August 6, 2007                   $120,000.00            $112,885.55               $5,644.28
September 1, 2007                $112,000.00            $112,885.55                $5,644.28
December 1, 2007                 $119,000.00            $119,000.00               $5,950.00

* In this example, the Annuity Anniversary date is December 1. The quarterly valuation dates are every three months thereafter--March
1, June 1, September 1, and December 1. In this example, we do not use the March 1 date as the first withdrawal took place after
March 1. The Annuity Anniversary Date of December 1 is considered the fourth and final quarterly valuation date for the year.
** In this example, the first quarterly value after the first withdrawal is $118,000 on June 1, yielding an adjusted Total Annual
Income Amount of $5,900.00. This amount is adjusted on August 6 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

o        The Account Value of $118,000 on June 1 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Total Annual
         Income Amount for the Annuity Year), resulting in an adjusted Account Value of $114,500 before the excess withdrawal.
o        This amount ($114,500) is further reduced by 1.41% (this is the ratio in the above example which is the excess withdrawal divided by the Account Value immediately preceding the excess withdrawal) resulting in a Highest Quarterly Value of
         $112,885.55.

The adjusted Total Annual Income Amount is carried forward to the next quarterly anniversary date of September 1. At this time, we compare this amount to 5% of the Account Value on September 1. Since the June 1 adjusted Total Annual Income Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000), we continue to carry $5,644.28 forward to the next and final quarterly anniversary date of
December 1. The Account Value on December 1 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,644.28, the adjusted Total Annual Income Amount is reset to $5,950.00.

In this example, 5% of the December 1 value yields the highest amount of $ 5,950.00. Since this amount is higher than the current year's Total Annual Income Amount of $5,915.49 adjusted for excess withdrawals, the Total Annual Income Amount for the next Annuity
Year, starting on December 2, 2007 and continuing through December 1, 2008, will be stepped-up to $5,950.00.

BENEFITS UNDER THE HIGHEST DAILY LIFETIME FIVE PROGRAM
o        To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Total Annual Income Amount and amounts are still payable under Highest Daily Lifetime Five, we will make an additional payment, if any, for that Annuity Year equal to the remaining Total Annual Income Amount for the Annuity Year.
         Thus, in that scenario, the remaining Total Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Total Annual Income Amount as described in this section. We will make payments until the death of the single designated life. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Total Annual Income Amount, the Highest
         Daily Lifetime Five benefit terminates, and no additional payments will be made.
o        If Annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving Annuity payments and there is a Total Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

         (1) apply your Account Value to any Annuity option available; or
         (2) request that, as of the date Annuity payments are to begin, we make Annuity payments each year equal to the Total Annual
         Income Amount. We will make payments until the death of the single designated life.

We must receive your request in a form acceptable to us at our office.

In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments in the form of a single life fixed annuity with ten payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such Annuity payments will be the greater of:
(1) the present value of the future Total Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
(2) the Account Value.

o        If no withdrawal was ever taken, we will calculate the Total Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.
o        Please note that payments that we make under this benefit after the Annuity Anniversary coinciding with or next following the annuitant's 95th birthday will be treated as annuity payments.

Other Important Considerations
o        Withdrawals under the Highest Daily Lifetime Five benefit are subject to all of the terms and conditions of the Annuity, including any CDSC.
o        Withdrawals made while the Highest Daily Lifetime Five Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. The Highest Daily Lifetime Five Benefit does not directly affect the Account
         Value or surrender value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity you will receive the current surrender value.
o        You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the Highest
         Daily Lifetime Five benefit. The Highest Daily Lifetime Five benefit provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Total Annual Income Amount in the form of periodic benefit payments.
o        Upon inception of the benefit, 100% of your Account Value must be allocated to the permitted sub-accounts. However, the asset transfer component of the benefit as described below may transfer Account Value to the Benefit Fixed Rate Account as of the effective date of the benefit in some circumstances.
o        You cannot allocate Purchase Payments or transfer Account Value to a Fixed Rate Option if you elect this benefit.
o        Transfers to and from the Sub-accounts and the Benefit Fixed Rate Option triggered by the asset transfer component of the benefit will not count toward the maximum number of free transfers allowable under an Annuity.
o        In general, you must allocate your Account Value in accordance with the then available investment option(s) that we may prescribe in order to elect and maintain the Highest Daily Lifetime Five benefit. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly adopted requirements. Subsequent to any change in requirements, transfers of Account Value and allocation of additional Purchase Payments may be subject to the new investment limitations.

Election of and Designations under the Program
For Highest Daily Lifetime Five, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 55 years old.

Any change of the Annuitant under the Annuity will result in cancellation of Highest Daily Lifetime Five. Similarly, any change of
Owner will result in cancellation of Highest Daily Lifetime Five, except if (a) the new Owner has the same taxpayer identification number as the previous owner (b) both the new Owner and previous Owner are entities or (c) the previous Owner is a natural person and the new Owner is an entity.

Highest Daily Lifetime Five can be elected at the time that you purchase your Annuity or after the Issue Date, subject to our eligibility rules and restrictions.

Currently, if you terminate the Highest Daily Lifetime Five benefit, you will (a) not be permitted to re-elect the benefit and (b)
will be allowed to elect the Spousal Lifetime Five Benefit or the Lifetime Five Income Benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the Highest Daily Lifetime Five Benefit was terminated. We reserve the right to further limit the election frequency in the future. Before making any such change to the election frequency, we will provide prior notice to Owners who have an effective Highest Daily Lifetime Five Benefit.

Termination of the Program
You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election will apply as described above. The benefit terminates: (i) upon your termination of the benefit (ii) upon your surrender of the Annuity (iii) upon your election to begin receiving annuity payments (iv) upon the death of the Annuitant (v) if both the Account Value and Total Annual Income Amount equal zero or (vi) if you fail to meet our requirements for issuing the benefit.

Upon termination of Highest Daily Lifetime Five, we cease deducting the charge for the benefit. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the variable investment options, and (ii) transfer all amounts held in the Benefit Fixed Rate Account (as defined below) to your variable investment options, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e. in the same proportion as the current balances in your variable investment options). Upon termination, we may limit or prohibit investment in the Fixed Rate Options.

Return of Principal Guarantee
If you have not made a withdrawal before the Tenth Anniversary, we will increase your Account Value on that Tenth Anniversary (or the next Valuation Day, if that anniversary is not a Valuation Day), if the requirements set forth in this paragraph are met. On the
Tenth Anniversary, we add:
(a)      your Account Value on the day that you elected Highest Daily Lifetime Five; and
(b)       the sum of each Purchase Payment you made (including any Credits with respect to the X series) during the one-year period after you elected the benefit.

If the sum of (a) and (b) is greater than your Account Value on the Tenth Anniversary, we increase your Account Value to equal the sum of (a) and (b), by contributing funds from our general account. If the sum of (a) and (b) is less than or equal to your Account
Value on the Tenth Anniversary, we make no such adjustment. The amount that we add to your Account Value under this provision will be allocated to each of your variable investment options and the Benefit Fixed Rate Account (described below), in the same proportion that each such investment option bears to your total Account Value, immediately prior to the application of the amount. Any such amount will not be considered a Purchase Payment when calculating your Total Protected Withdrawal Value, your death benefit, or the amount of any other or optional benefit that you may have selected, and therefore will have no direct impact on such values at the time we add this amount. This potential addition to Account Value is available only if you have elected Highest Daily Lifetime Five and if you meet the conditions set forth in this paragraph. Thus, if you take a withdrawal prior to the Tenth Anniversary, you are not eligible to receive the Return of Principal Guarantee.

Asset Transfer Component of Highest Daily Lifetime Five
As indicated above, we limit the Sub-accounts to which you may allocate Account Value if you elect Highest Daily Lifetime Five. For purposes of this benefit, we refer to those permitted Sub-accounts as the "Permitted Sub-accounts".  The permitted sub-accounts are identified in the Annuity application.  As a requirement of participating in Highest Daily Lifetime Five, we require that you participate in our specialized asset transfer program, under which we may transfer Account Value between the Permitted Sub-accounts and a fixed interest rate account that is part of our general account (the "Benefit Fixed Rate Account"). We determine whether to make a transfer, and the amount of any transfer, under a non-discretionary formula, discussed below. The Benefit Fixed Rate Account is available only with this benefit, and thus you may not allocate Purchase Payments to the Benefit Fixed Rate Account. The interest rate that we pay with respect to the Benefit Fixed Rate Account is reduced by an amount that corresponds generally to the charge that we assess against your variable Sub-accounts for Highest Daily Lifetime Five. The Benefit Fixed Rate Account is not subject to the
Investment Company Act of 1940 or the Securities Act of 1933.

Under the asset transfer component of Highest Daily Lifetime Five, we monitor your Account Value daily and, if necessary, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the Benefit Fixed Rate Account. Any transfer would be made in accordance with a formula, which is set forth in the schedule supplement to the endorsement for this benefit (and also appears in the Appendices to this prospectus). Speaking generally, the formula, which we apply each Valuation Day, operates as follows. The formula starts by identifying your Protected Withdrawal Value for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) Highest Daily Annual Income Amount. Then, using our actuarial tables, we produce an estimate of the total amount we would target in our allocation model, based on the projected Highest Daily Annual Income Amount each year for the rest of your life. In the formula, we refer to that value as the "Target Value" or "L". If you have already made a withdrawal, your projected Highest Daily Annual Income Amount (and thus your Target Value) would take into account any automatic step-up that was scheduled to occur according to the step-up formula described above. Next, the formula subtracts from the Target Value the amount held within the Benefit Fixed Rate Account on that day, and divides that difference by the amount held within the Permitted
Sub-accounts. That ratio, which essentially isolates the amount of your Target Value that is not offset by amounts held within the
Benefit Fixed Rate Account, is called the "Target Ratio" or "r". If the Target Ratio exceeds a certain percentage (currently 83%), it means essentially that too much Target Value is not offset by assets within the Benefit Fixed Rate Account, and therefore we will transfer an amount from your Permitted Sub-accounts to the Benefit Fixed Rate Account. Conversely, if the Target Ratio falls below a certain percentage (currently 77%), then a transfer from the Benefit Fixed Rate Account to the Permitted Sub-accounts would occur.
Note that the formula is calculated with reference to the Highest Daily Annual Income Amount, rather than with reference to the Total
Annual Income Amount.

As you can glean from the formula, a downturn in the securities markets (i.e., a reduction in the amount held within the Permitted
Sub-accounts) may cause us to transfer some of your variable Account Value to the Benefit Fixed Rate Account, because such a reduction will tend to increase the Target Ratio. Moreover, certain market return scenarios involving "flat" returns over a period of time also could result in the transfer of money to the Benefit Fixed Rate Account. In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the Benefit Fixed Rate Account so that the Target Ratio meets a specified target, which currently is equal to 80%. Once you elect Highest Daily Lifetime Five, the ratios we use will be fixed. For newly issued Annuities that elect Highest Daily Lifetime Five and existing Annuities that elect Highest Daily
Lifetime Five, however, we reserve the right to change the ratios.

While you are not notified when your Annuity reaches a reallocation trigger, you will receive a confirmation statement indicating the transfer of a portion of your Account Value either to or from the Benefit Fixed Rate Account. The formula by which the reallocation triggers operate is designed primarily to mitigate the financial risks that we incur in providing the guarantee under Highest Daily
Lifetime Five.

Depending on the results of the calculation relative to the reallocation triggers, we may, on any day:

o        Not make any transfer; or
o        If a portion of your Account Value was previously allocated to the Benefit Fixed Rate Account, transfer all or a portion of those amounts to the Permitted Sub-accounts, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable investment options).
         Amounts taken out of the Benefit Fixed Rate Account will be withdrawn for this purpose on a last-in, first-out basis (an amount renewed into a new guarantee period under the Benefit Fixed Rate Account will be deemed a new investment for purposes of this last-in, first-out rule); or
o        Transfer all or a portion of your Account Value in the Permitted Sub-accounts pro-rata to the Benefit Fixed Rate Account.
         The interest that you earn on such transferred amount will be equal to the annual rate that we have set for that day, and we will credit the daily equivalent of that annual interest until the earlier of one year from the date of the transfer or the date that such amount in the Benefit Fixed Rate Account is transferred back to the Permitted Sub-accounts.

If a significant amount of your Account Value is systematically transferred to the Benefit Fixed Rate Account during periods of market declines or low interest rates, less of your Account Value may be available to participate in the investment experience of the
Permitted Sub-accounts if there is a subsequent market recovery. Under the reallocation formula that we employ, it is possible that a significant portion of your Account Value may be allocated to the Benefit Fixed Rate Account. Note that if your entire Account Value is transferred to the Benefit Fixed Rate Account, then based on the way the formula operates, that value would remain in the Benefit
Fixed Rate Account unless you made additional Purchase Payments to the Permitted Sub-Accounts, which could cause Account Value to transfer out of the Benefit Fixed Rate Account.

Additional Tax Considerations
If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or
403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts from your annuity beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the owner's lifetime. The amount required under the Code may exceed the Total Annual Income Amount, which will cause us to increase the Total Annual Income Amount in any Annuity Year that
Required Minimum Distributions due from your Annuity that are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and death benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law. Please note, however, that any withdrawal you take prior to the Tenth Anniversary, even if withdrawn to satisfy required minimum distribution rules, will cause you to lose the ability to receive Enhanced Protected Withdrawal Value and an amount under the Return of Principal Guarantee.

As indicated, withdrawals made while this Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section of the prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this Benefit here. However, we do note that if you participate in Highest Daily Lifetime Five through a non-qualified annuity, and your annuity has received
Enhanced Protected Withdrawal Value and/or an additional amount under the Return of Principal Guarantee, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

V.  We add the following as Appendix C:

Appendix C

Asset Transfer Formula Under Highest Daily Lifetime Five Benefit

We set out below the current formula under which we may transfer amounts between the variable investment options and the Benefit
Fixed Rate Account.  Upon your election of Highest Daily Lifetime Five, we will not alter the asset transfer formula that applies to your contract.  However, we reserve the right to modify this formula with respect to those who elect Highest Daily Lifetime Five in the future.

Terms and Definitions referenced in the calculation formula:
o        Cu - the upper target is established on the effective date of the Highest Daily Lifetime Five benefit (the "Effective Date")
       and is not changed for the life of the guarantee.  Currently, it is 83%.
o        Ct - the target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is 80%.
o        Cl - the lower target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is 77%.
o        L - the target value as of the current business day.
o        r - the target ratio.
o        a - the factors used in calculating the target value.  These factors are established on the Effective Date and are not changed for the life of the guarantee.  The factors that we use currently are derived from the a2000 Individual Annuity
       Mortality Table with an assumed interest rate of 3%.  Each number in the table "a" factors (which appears below) represents a factor, which when multiplied by the Highest Daily Annual Income Amount, projects our total liability for the purpose of asset transfers under the guarantee.
o        Q - age based factors used in calculating the target value.  These factors are established on the Effective Date and are not changed for the life of the guarantee  The factor is currently set equal to 1.
o        V - the total value of all Permitted Sub-accounts in the annuity.
o        F - the total value of all Benefit Fixed Rate Account allocations.
o        I -  the income value prior to the first withdrawal.  The income value is equal to what the Highest Daily Annual Income
       Amount would be if the first withdrawal were taken on the date of calculation.  After the first withdrawal the income value equals the greater of the Highest Daily Annual Income Amount, the quarterly step-up amount times the annual income percentage, and the Account Value times the annual income percentage.
o        T - the amount of a transfer into or out of the Benefit Fixed Rate Account.
o        I% - annual income amount percentage.  This factor is established on the Effective Date and is not changed for the life of the guarantee.  Currently, this percentage is equal to 5%.

Target Value Calculation:
On each Valuation Day, a target value (L) is calculated, according to the following formula.  If the variable Account Value (V) is equal to zero, no calculation is necessary.

                  L = I * Q * a

Transfer Calculation:
The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

         Target Ratio r = (L - F) / V.
o        If r > Cu, assets in the Permitted Sub-accounts are transferred to Benefit Fixed Rate Account.
o        If r < Cl, and there are currently assets in the Benefit Fixed Rate Account (F > 0), assets in the Benefit Fixed Rate
         Account are transferred to the Permitted Sub-accounts.

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines the transfer amount:
     T ={Min(V, [L - F - V *  Ct] / (1-Ct))}                  T>0, Money moving from the Permitted Sub-accounts to the Benefit
                                                              Fixed Rate Account
     T ={Min(F, [L - F - V *  Ct] / (1-Ct))}                  T<0, Money moving from the Benefit Fixed Rate Account to the
                                                              Permitted Sub-accounts]

Example:
Male age 65 contributes $100,000 into the Permitted Sub accounts and the value drops to $92,300 during year one, end of day one.  A table of values for "a" appears below.

Target Value Calculation:

L        = I * Q * a

         = 5000.67 * 1 * 15.34

         = 76,710.28

Target Ratio:

r         = (L - F) / V
         = (76,710.28 - 0) / 92,300.00

         = 83.11%

Since  r > Cu  ( because 83.11% > 83%) a transfer into the Benefit Fixed rate Account occurs.

T        = { Min ( V, [ L - F - V * Ct] / ( 1 - Ct))}

         = { Min ( 92,300.00, [ 76,710.28 - 0 - 92,300.00 * 0.80] / ( 1 - 0.80))}

         = { Min ( 92,300.00, 14,351.40 )}

         = 14,351.40

                                               Age 65 "a" Factors for Liability Calculations
                                            (in Years and Months since Benefit Effective Date)*

            Months
Years            1        2       3        4        5        6       7        8        9       10      11       12
        1    15.34    15.31   15.27    15.23    15.20    15.16   15.13    15.09    15.05    15.02   14.98    14.95
        2    14.91    14.87   14.84    14.80    14.76    14.73   14.69    14.66    14.62    14.58   14.55    14.51
        3    14.47    14.44   14.40    14.36    14.33    14.29   14.26    14.22    14.18    14.15   14.11    14.07
        4    14.04    14.00   13.96    13.93    13.89    13.85   13.82    13.78    13.74    13.71   13.67    13.63
        5    13.60    13.56   13.52    13.48    13.45    13.41   13.37    13.34    13.30    13.26   13.23    13.19
        6    13.15    13.12   13.08    13.04    13.00    12.97   12.93    12.89    12.86    12.82   12.78    12.75
        7    12.71    12.67   12.63    12.60    12.56    12.52   12.49    12.45    12.41    12.38   12.34    12.30
        8    12.26    12.23   12.19    12.15    12.12    12.08   12.04    12.01    11.97    11.93   11.90    11.86
        9    11.82    11.78   11.75    11.71    11.67    11.64   11.60    11.56    11.53    11.49   11.45    11.42
       10    11.38    11.34   11.31    11.27    11.23    11.20   11.16    11.12    11.09    11.05   11.01    10.98
       11    10.94    10.90   10.87    10.83    10.79    10.76   10.72    10.69    10.65    10.61   10.58    10.54
       12    10.50    10.47   10.43    10.40    10.36    10.32   10.29    10.25    10.21    10.18   10.14    10.11
       13    10.07    10.04   10.00     9.96     9.93     9.89    9.86     9.82     9.79     9.75    9.71     9.68
       14     9.64     9.61    9.57     9.54     9.50     9.47    9.43     9.40     9.36     9.33    9.29     9.26
       15     9.22     9.19    9.15     9.12     9.08     9.05    9.02     8.98     8.95     8.91    8.88     8.84
       16     8.81     8.77    8.74     8.71     8.67     8.64    8.60     8.57     8.54     8.50    8.47     8.44
       17     8.40     8.37    8.34     8.30     8.27     8.24    8.20     8.17     8.14     8.10    8.07     8.04
       18     8.00     7.97    7.94     7.91     7.88     7.84    7.81     7.78     7.75     7.71    7.68     7.65
       19     7.62     7.59    7.55     7.52     7.49     7.46    7.43     7.40     7.37     7.33    7.30     7.27
       20     7.24     7.21    7.18     7.15     7.12     7.09    7.06     7.03     7.00     6.97    6.94     6.91
       21     6.88     6.85    6.82     6.79     6.76     6.73    6.70     6.67     6.64     6.61    6.58     6.55
       22     6.52     6.50    6.47     6.44     6.41     6.38    6.36     6.33     6.30     6.27    6.24     6.22
       23     6.19     6.16    6.13     6.11     6.08     6.05    6.03     6.00     5.97     5.94    5.92     5.89
       24     5.86     5.84    5.81     5.79     5.76     5.74    5.71     5.69     5.66     5.63    5.61     5.58
       25     5.56     5.53    5.51     5.48     5.46     5.44    5.41     5.39     5.36     5.34    5.32     5.29
       26     5.27     5.24    5.22     5.20     5.18     5.15    5.13     5.11     5.08     5.06    5.04     5.01
       27     4.99     4.97    4.95     4.93     4.91     4.88    4.86     4.84     4.82     4.80    4.78     4.75
       28     4.73     4.71    4.69     4.67     4.65     4.63    4.61     4.59     4.57     4.55    4.53     4.51
       29     4.49     4.47    4.45     4.43     4.41     4.39    4.37     4.35     4.33     4.32    4.30     4.28
       30     4.26     4.24    4.22     4.20     4.18     4.17    4.15     4.13     4.11     4.09    4.07     4.06
       31     4.04     4.02    4.00     3.98     3.97     3.95    3.93     3.91     3.90     3.88    3.86     3.84
       32     3.83     3.81    3.79     3.78     3.76     3.74    3.72     3.71     3.69     3.67    3.66     3.64
       33     3.62     3.61    3.59     3.57     3.55     3.54    3.52     3.50     3.49     3.47    3.45     3.44
       34     3.42     3.40    3.39     3.37     3.35     3.34    3.32     3.30     3.29     3.27    3.25     3.24
       35     3.22     3.20    3.18     3.17     3.15     3.13    3.12     3.10     3.08     3.07    3.05     3.03
       36     3.02     3.00    2.98     2.96     2.95     2.93    2.91     2.90     2.88     2.86    2.85     2.83
       37     2.81     2.79    2.78     2.76     2.74     2.73    2.71     2.69     2.68     2.66    2.64     2.62
       38     2.61     2.59    2.57     2.56     2.54     2.52    2.51     2.49     2.47     2.45    2.44     2.42
       39     2.40     2.39    2.37     2.35     2.34     2.32    2.30     2.29     2.27     2.25    2.24     2.22
       40     2.20     2.19    2.17     2.15     2.14     2.12    2.11     2.09     2.07     2.06    2.04     2.02
       41     2.01     1.84    1.67     1.51     1.34     1.17    1.00     0.84     0.67     0.50    0.33     0.17
         * The values set forth in this table are applied to all ages.

VI.  NEW SUB-ACCOUNT

Effective  November 19, 2007,  the  underlying  portfolio  listed below is being offered as a new  Sub-account  under your annuity.  In order to reflect this addition:

     In the section of each Prospectus  entitled "Summary of Contract Expenses",  sub-section  "Underlying Mutual Fund Portfolio Annual
     Expenses", under the heading "Advanced Series Trust", the following portfolio has been added:

--------------------------------------------------------------------------------------------------------------------------------------
                                          UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                              (as a percentage of the average net assets of the underlying Portfolios)
--------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------ ---------------- ------------- ------------ ------------------- ---------------------------
                                                                                              Acquired              Total Annual
                                             Management      Other                            Portfolio
          UNDERLYING PORTFOLIO                  Fees          Expenses         12b-1           Fees &            Portfolio Operating
Advanced Series Trust:                                                          Fees          Expenses
                                                                                                                      Expenses
------------------------------------------ ---------------- ------------- ------------ ------------------- ---------------------------
------------------------------------------ ---------------- ------------- ------------ ------------------- ---------------------------
AST Western Asset Core Plus Bond                0.70%          0.12%         0.00%           0.00%                   0.82%
------------------------------------------ ---------------- ------------- ------------ ------------------- ---------------------------

The following is being added to the chart in each Prospectus in the section entitled "Investment Options":

----------------------- ----------------------------------------------------------------------------------- -------------------------
        STYLE/                                    INVESTMENT OBJECTIVES/POLICIES                                   PORTFOLIO
         TYPE                                                                                                       ADVISOR/
                                                                                                                  SUB-ADVISOR
                        ----------------------------------------------------------------------------------- -------------------------
-------------------------------------------------------------------------------------------------------------------------------------
      AST FUNDS
-------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------
     Fixed Income      AST  Western  Asset  Core Plus Bond  Portfolio:  seeks to  maximize  total  return, Western Asset Management
                       consistent with prudent investment  management and liquidity needs, by investing to          Company
                       obtain its average  specified  duration.  The  Portfolio's  current  target average duration is generally  2.5 to 7 years.  The  Portfolio  pursues  this  objective by investing in all major fixed income sectors with a bias towards non-Treasuries.
-------------------------------------------------------------------------------------------------------------------------------------

VII.  CHANGE TO ANNUITY DATE PROVISION

In the "ACCESS TO ACCOUNT VALUE" section of each  prospectus,  under the heading entitled "What types of Annuity Options are Available"
we revise the first  sentence of the second  paragraph to read "You may choose an Annuity Date, an annuity  option and the frequency of annuity  payments."  We also  revise the fourth  sentence to read "Your  Annuity  Date must be no later than the first day of the month next following the Annuitant's 95th birthday (unless we agree to another date)."

VIII.  NEW PRINCIPAL UNDERWRITER

In the General Information section of the prospectus, under the heading entitled "Who Distributes Annuities  . . .", we identify
Prudential Investment Management Services LLC (PIMS) as the principal underwriter and distributor of the Annuities.  Effective on
November 19, 2007, PIMS has been replaced by Prudential Annuities Distributors, Inc. ("PAD").  Accordingly, we replace the first four sentences under "Who Distributes Annuities Offered By. . " with the following, and in the remainder of that section, replace references to PIMS with PAD:

"Prudential Annuities Distributors, Inc. (PAD) (formerly, American Skandia Marketing, Incorporated), a wholly-owned subsidiary of
Prudential Annuities, Inc., is the distributor and principal underwriter of the Annuities offered through this prospectus.   PAD acts
as the distributor of a number of annuity and life insurance products, and is the co-distributor of the Advanced Series Trust.  PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484.  PAD is registered as a broker-dealer under the
Securities Exchange Act of 1934 (Exchange Act), and is a member of the National Association of Securities Dealers, Inc. (NASD)."

                                              Pruco Life Insurance Company Of New Jersey

                                                   Strategic Partners Annuity One 3

                                                       Strategic Partners Plus 3

                                                  Supplement, dated November 19, 2007
                                                                  To
                                                    Prospectuses, dated May 1, 2007

     This Supplement  should be read and retained with the current  Prospectus for your annuity.  This Supplement is intended to update certain  information in the  Prospectus for the variable  annuity you own, and is not intended to be a prospectus or offer for any other variable annuity listed here that you do not own. If you would like another copy of the current  Prospectus,  please contact us at 1-888-PRU-2888.

     We are issuing this  supplement to announce the addition of a new living  benefit  called the Highest  Daily  Lifetime Five Income
     Benefit, a sub-advisor change, a new fund option and identify a new principal underwriter.

     I.  TABLE OF CONTENTS
         In the Table of Contents,  immediately  after the entry for Spousal Lifetime Five Income Benefit  (Spousal  Lifetime Five), we
         add a new line item entitled "Highest Daily Lifetime Five Income Benefit (Highest Daily Lifetime Five)."

     II.  GLOSSARY OF TERMS
         In the Glossary of Terms of each prospectus, we add the following new definitions:

Benefit Fixed Rate  Account:  An  investment  option  offered as part of this Annuity that is used only if you have elected the Highest
Daily Lifetime Five Income  Benefit.  Amounts  allocated to the Benefit Fixed Rate Account earn a fixed rate of interest,  and are held within our general  account.  You may not allocate  purchase  payments to the Benefit Fixed Rate  Account.  Rather,  Contract  Value is
transferred to the Benefit Fixed Rate Account only under the asset transfer feature of this benefit.

Highest Daily Lifetime Five Benefit:  An optional  feature for an additional  charge that guarantees  your ability to withdraw  amounts equal to a percentage of a principal  value called the Total  Protected  Withdrawal  Value.  Subject to our rules  regarding the timing and amount of  withdrawals,  we guarantee these  withdrawal  amounts,  regardless of the impact of market  performance on your Contract
Value.

We revise the following Glossary definitions:

Annual Income Amount
Under the terms of the Lifetime Five Income  Benefit,  an amount that you can withdraw each year as long as the  annuitant  lives.  For the Highest Daily  Lifetime Five Benefit only, we refer to an amount that you can withdraw each year as long as the annuitant  lives as the "Total  Annual Income  Amount." The Total Annual Income Amount may reflect the inclusion of an additional  sum, if you have made no withdrawal  during the first ten years that the Highest  Daily  Lifetime  Five Benefit is in effect.  The annual  income  amount is set initially  as a  percentage  of the  Protected  Withdrawal  Value,  but will be  adjusted  to  reflect  subsequent  purchase  payments, withdrawals,  and any step-up.  Under the Spousal Lifetime Five Income Benefit,  the annual income amount is paid until the later death of two natural persons who are each other's spouses at the time of election and at the first death of one of them.

Protected Withdrawal Value
Under the  Lifetime  Five Income  Benefit and Spousal  Lifetime  Five Income  Benefit,  an amount that we guarantee  regardless  of the investment  performance  of your  Contract  Value.  For the Highest  Daily  Lifetime  Five Benefit  only, we refer to an amount that we guarantee  regardless of the investment  performance of your Contract Value as the "Total Protected  Withdrawal Value". Total Protected
Withdrawal  Value may reflect the  inclusion of an additional  sum, if you have made no withdrawal  during the first ten years that the
Highest Daily Lifetime Five Benefit is in effect

III.  NEW SUB-ACCOUNT

Effective  November 19, 2007,  the  underlying  portfolio  listed below is being offered as a new  Sub-account  under your annuity.  In order to reflect this addition:

In the section of each  Prospectus  entitled  "Summary of Contract  Expenses",  sub-section  "Underlying  Mutual Fund Portfolio  Annual
Expenses", under the heading "Advanced Series Trust", the following portfolio has been added:

--------------------------------------------------------------------------------------------------------------------------------------
                                          UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                              (as a percentage of the average net assets of the underlying Portfolios)
--------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------ ---------------- ------------- ------------ ------------------- ---------------------------
                                                                                            Acquired              Total Annual
                                             Management      Other        12b-1 Fees    Portfolio Fees &      Portfolio Operating
          UNDERLYING PORTFOLIO                  Fees          Expenses                      Expenses                Expenses
Advanced Series Trust:
------------------------------------------ ---------------- ------------- ------------ ------------------- ---------------------------
------------------------------------------ ---------------- ------------- ------------ ------------------- ---------------------------
AST Western Asset Core Plus Bond                0.70%          0.12%         0.00%           0.00%                   0.82%
------------------------------------------ ---------------- ------------- ------------ ------------------- ---------------------------

Effective  November 19, 2007,  the  underlying  portfolio  listed below is being offered as a new  Sub-account  under your annuity.  In order to reflect this addition,  the following is being added to the chart in each Prospectus in the section  entitled "What Investment
Options Can I Choose? /Variable Investment Options":

-------------------- ------------------------------------------------------------------------------------------------ ----------------------
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         PORTFOLIO
       TYPE                                                                                                                 ADVISOR/
                                                                                                                           SUB-ADVISOR
                     ------------------------------------------------------------------------------------------------ ----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
     AST FUNDS
--------------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------------
   Fixed Income     AST Western Asset Core Plus Bond  Portfolio:  seeks to maximize  total return,  consistent  with     Western Asset
                    prudent investment  management and liquidity needs, by investing to obtain its average specified       Management
                    duration.  The  Portfolio's  current  target average  duration is generally 2.5 to 7 years.  The Company/Western Asset
                    Portfolio  pursues this  objective  by  investing in all major fixed income  sectors with a bias   Management Company
                    towards non-Treasuries.                                                                                 Limited
--------------------------------------------------------------------------------------------------------------------------------------------

Also, in the same section of each  prospectus,  we make the following  change to the chart  setting  forth a brief  description  of the variable investment options, to reflect a sub-adviser  change:

o        Effective  November 19, 2007,  Neuberger Berman  Management Inc. will become  sub-advisor of the SP Mid-Cap Growth  Portfolio.
         Prior to November 19, 2007, Calamos Advisors LLC was the sub-advisor.

We add a parenthetical after the name of the SP Mid Cap Growth Portfolio as follows, to indicate that we no longer permit purchases or transfers into the Portfolio by those who are not already invested in the Portfolio:

SP Mid Cap Growth Portfolio (closed to new investments):

IV.  SUMMARY OF CONTRACT EXPENSES
o        In the "Summary of Expenses" section,  under "Insurance and Administrative  Expenses",  we add the following immediately after the entry for Lifetime Five Income Benefit.

-----------------------------------------------------------------------------------------------------------------------------------------
                                   INSURANCE AND ADMINISTRATIVE EXPENSES WITH THE INDICATED BENEFITS
                             (as a percentage of the average Contract Value in variable investment options)

-----------------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------- -------------------------------------------- --------------------------------------------
                                                           Contract with Credit                        Contract without Credit
----------------------------------------------- -------------------------------------------- --------------------------------------------
----------------------------------------------- -------------------------------------------- --------------------------------------------
Maximum  charge  for  Highest  Daily  Lifetime                     1.50%                                        1.50%
Five Income Benefit *
----------------------------------------------- -------------------------------------------- --------------------------------------------
----------------------------------------------- -------------------------------------------- --------------------------------------------
Highest Daily Lifetime Five Income Benefit                         0.60%                                        0.60%
(current charge)
----------------------------------------------- -------------------------------------------- --------------------------------------------

*We reserve the right to increase the charge up to the maximum indicated upon a step-up or for a new election.  However, we have no present intention of doing so.

V.  HIGHEST DAILY LIFETIME FIVE INCOME BENEFIT (Highest Daily Lifetime Five)
Highest Daily Lifetime Five is offered as an alternative to Lifetime Five and Spousal  Lifetime Five.  Currently,  if you elect Highest
Daily  Lifetime Five and  subsequently  terminate the benefit,  you will not be able to re-elect  Highest Daily Lifetime Five, and will have a waiting  period  until you can elect  Spousal  Lifetime  Five or Lifetime  Five.  Specifically,  you will be  permitted to elect
Lifetime  Five or Spousal  Lifetime  Five only on an  anniversary  of the contract date that is at least 90 calendar days from the date that Highest  Daily  Lifetime Five was  terminated.  We reserve the right to further  limit the election  frequency in the future.  The income benefit under Highest Daily Lifetime Five currently is based on a single  "designated  life" who is at least 55 years old on the date that the benefit is acquired.  The Highest Daily  Lifetime Five Benefit is not  available if you elect any other  optional  living benefit,  although  you may elect any  optional  death  benefit  (other than the Highest  Daily Value Death  Benefit).  As long as your
Highest Daily  Lifetime Five Benefit is in effect,  you must allocate your Contract  Value in accordance  with the  then-permitted  and available investment option(s) with this program.

We offer a benefit that guarantees  until the death of the single  designated life the ability to withdraw an annual amount (the "Total
Annual Income Amount") equal to a percentage of an initial principal value (the "Total Protected  Withdrawal  Value") regardless of the impact of market  performance on the Contract Value,  subject to our program rules regarding the timing and amount of withdrawals.  The benefit may be appropriate if you intend to make periodic  withdrawals from your Contract,  and wish to ensure that market  performance will not affect  your  ability to receive  annual  payments.  You are not  required  to make  withdrawals  as part of the program - the guarantees  are not lost if you withdraw less than the maximum  allowable  amount each year under the rules of the benefit.  We discuss
Highest Daily Lifetime Five in greater detail  immediately  below. In addition,  please see the Glossary section of this prospectus for definitions  of some of the key terms used with this  benefit.  As  discussed  below,  we  require  that you  participate  in our asset transfer  program in order to participate in Highest Daily  Lifetime Five, and in the Appendices to this  prospectus,  we set forth the formula under which we make those asset transfers.

As discussed  below, a key component of Highest Daily Lifetime Five is the Total Protected  Withdrawal  Value,  which is an amount that is distinct from Contract Value.  Because each of the Total Protected  Withdrawal Value and Total Annual Income Amount is determined in a way that is not solely  related to Contract  Value,  it is possible  for the  Contract  Value to fall to zero,  even though the Total
Annual  Income  Amount  remains.  You are  guaranteed  to be able to withdraw the Total Annual Income Amount for the rest of your life, provided that you have not made "excess  withdrawals."  Excess  withdrawals,  as discussed below,  will reduce your Total Annual Income
Amount.  Thus, you could experience a scenario in which your Contract Value was zero, and, due to your excess  withdrawals,  your Total
Annual Income Amount also was reduced to zero. In that scenario, no further amount would be payable under Highest Daily Lifetime Five.

KEY FEATURE - Total Protected Withdrawal Value
The Total  Protected  Withdrawal  Value is used to determine the amount of the annual  payments  under Highest Daily Lifetime Five. The
Total  Protected  Withdrawal  Value is equal to the greater of the Protected  Withdrawal  Value and any Enhanced  Protected  Withdrawal
Value that may exist. We describe how we determine  Enhanced  Protected  Withdrawal Value, and when we begin to calculate it, below. If you do not meet the conditions  described below for obtaining  Enhanced  Protected  Withdrawal Value,  then Total Protected  Withdrawal
Value is simply equal to Protected Withdrawal Value.

The Protected  Withdrawal  Value  initially is equal to the Contract  Value on the date that you elect Highest Daily  Lifetime Five. On each business day  thereafter,  until the earlier of the first  withdrawal or ten years after the date of your election of the benefit, we recalculate the Protected  Withdrawal  Value.  Specifically,  on each such business day (the "Current  Business Day"), the Protected
Withdrawal Value is equal to the greater of:

o        the Protected  Withdrawal  Value for the immediately  preceding  business day (the "Prior Business Day "),  appreciated at the daily  equivalent  of 5% annually  during the calendar  day(s)  between the Prior  Business  Day and the Current  Business Day
         (i.e.,  one day for  successive  business  days , but more than one  calendar  day for  business  days that are  separated  by weekends  and/or  holidays),  plus the amount of any Purchase  Payment  (including any associated  Credit) made on the Current
         Business Day; and
o         the Contract Value.

If you have not made a withdrawal  prior to the tenth  anniversary of the date you elected  Highest Daily Lifetime Five (which we refer to as the "Tenth  Anniversary"),  we will continue to calculate a Protected  Withdrawal Value. On or after the Tenth Anniversary and up until the date of the first withdrawal,  your Protected  Withdrawal Value is equal to the greater of the Protected  Withdrawal Value on the Tenth Anniversary or your Contract Value.

The Enhanced  Protected  Withdrawal Value is only calculated if you do not take a withdrawal prior to the Tenth  Anniversary.  Thus, if you do take a withdrawal prior to the Tenth  Anniversary,  you are not eligible to receive Enhanced  Protected  Withdrawal Value. If no such withdrawal is taken,  then on or after the Tenth  Anniversary up until the date of the first  withdrawal,  the Enhanced  Protected
Withdrawal Value is equal to the sum of:

(a)      200% of the Contract Value on the date you elected Highest Daily Lifetime Five;
(b)      200% of all  Purchase  Payments  (and any  associated  Credits)  made during the  one-year  period  after the date you elected
         Highest Daily Lifetime Five; and
       (c) 100% of all  Purchase  Payments  (and any  associated  Credits)  made more than one year after the date you elected  Highest
Daily Lifetime Five, but prior to the date of your first withdrawal.

We cease these daily calculations of the Protected Withdrawal Value and Enhanced Protected  Withdrawal Value (and therefore,  the Total
Protected  Withdrawal Value) when you make your first withdrawal.  However,  as discussed below,  subsequent Purchase Payments (and any associated  Credits) will increase the Total Annual Income Amount,  while "excess"  withdrawals  (as described  below) may decrease the
Total Annual Income Amount.

KEY FEATURE - Total Annual Income Amount under the Highest Daily Lifetime Five Benefit
The initial Total Annual Income  Amount is equal to 5% of the Total  Protected  Withdrawal  Value.  For purposes of the asset  transfer formula  described  below,  we also  calculate a Highest Daily Annual Income  Amount,  which is initially  equal to 5% of the Protected
Withdrawal  Value.  Under the Highest Daily Lifetime Five Benefit,  if your cumulative  withdrawals in a Contract Year are less than or equal to the Total Annual Income Amount,  they will not reduce your Total Annual Income Amount in subsequent  Contract  Years,  but any such  withdrawals  will reduce the Total Annual Income Amount on a  dollar-for-dollar  basis in that Contract Year. If your  cumulative withdrawals  are in excess of the Total Annual Income Amount  ("Excess  Income"),  your Total Annual Income Amount in subsequent  years will be reduced  (except  with  regard to  required  minimum  distributions)  by the  result of the ratio of the  Excess  Income to the
Contract Value immediately prior to such withdrawal (see examples of this calculation  below).  Reductions include the actual amount of the  withdrawal,  including any  withdrawal  charge that may apply.  A Purchase  Payment that you make will increase the  then-existing
Total Annual  Income Amount and Highest Daily Annual  Income  Amount by an amount equal to 5% of the Purchase  Payment  (including  the amount of any associated Credits).

An automatic  step-up feature  ("Highest  Quarterly Auto Step-Up") is included as part of this benefit.  As detailed in this paragraph, the Highest  Quarterly  Auto  Step-Up  feature can result in a larger Total  Annual  Income  Amount if your  Contract  Value  increases subsequent to your first  withdrawal.  We begin examining the Contract Value for purposes of this feature starting with the anniversary of the Contract Date (the "Contract  Anniversary")  immediately after your first withdrawal under the benefit.  Specifically,  upon the first such Contract  Anniversary,  we identify the Contract  Value on the business days  corresponding  to the end of each quarter that
(i) is based on your Contract Year,  rather than a calendar year;  (ii) is subsequent to the first  withdrawal;  and (iii) falls within the  immediately  preceding  Contract  Year. If the end of any such quarter  falls on a holiday or a weekend,  we use the next business day. We multiply each of those  quarterly  Contract  Values by 5%, adjust each such  quarterly  value for  subsequent  withdrawals  and
Purchase  Payments,  and then select the highest of those  values.  If the highest of those values  exceeds the  existing  Total Annual
Income  Amount,  we replace the existing  amount with the new,  higher  amount.  Otherwise,  we leave the existing  Total Annual Income
Amount  intact.  In later years,  (i.e.,  after the first Contract  Anniversary  after the first  withdrawal)  we determine  whether an automatic step-up should occur on each Contract  Anniversary,  by performing a similar examination of the Contract Values on the end of the four  immediately  preceding  quarters.  If, on the date that we  implement a Highest  Quarterly  Auto Step-Up to your Total Annual
Income Amount,  the charge for Highest Daily Lifetime Five has changed for new purchasers,  you may be subject to the new charge at the time of such step-up.  Prior to increasing  your charge for Highest Daily  Lifetime Five upon a step-up,  we would notify you, and give you the  opportunity  to cancel the  automatic  step-up  feature.  If you receive  notice of a proposed  step-up and  accompanying  fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject.

The Highest Daily Lifetime Five program does not affect your ability to make  withdrawals  under your  contract,  or limit your ability to request  withdrawals that exceed the Total Annual Income Amount.  Under Highest Daily Lifetime Five, if your cumulative  withdrawals in a Contract  Year are less than or equal to the Total Annual Income  Amount,  they will not reduce your Total Annual Income Amount in subsequent  Contract Years, but any such withdrawals  will reduce the Total Annual Income Amount on a  dollar-for-dollar  basis in that
Contract Year.

If,  cumulatively,  you withdraw an amount less than the Total Annual Income Amount in any Contract  Year,  you cannot  carry-over  the unused portion of the Total Annual Income Amount to subsequent Contract Years.

Examples of  dollar-for-dollar  and  proportional  reductions and the Highest  Quarterly  Auto Step-Up are set forth below.  The values depicted here are purely  hypothetical,  and do not reflect the charges for the Highest  Daily  Lifetime Five benefit or any other fees and charges. Assume the following for all three examples:

o        The Contract Date is December 1, 2006.
o        The Highest Daily Lifetime Five benefit is elected on March 5, 2007.

Dollar-for-dollar reductions
On May 2,  2007,  the Total  Protected  Withdrawal  Value is  $120,000,  resulting  in a Total  Annual  Income  Amount of $6,000 (5% of
$120,000).  Assuming  $2,500 is withdrawn  from the Contract on this date,  the remaining  Total Annual Income Amount for that Contract
Year (up to and including December 1, 2007) is $3,500. This is the result of a  dollar-for-dollar  reduction of the Total Annual Income
Amount - $6,000 less $2,500 = $3,500.

Proportional reductions
Continuing  the previous  example,  assume an additional  withdrawal  of $5,000 occurs on August 6, 2007 and the Contract  Value at the time of this  withdrawal  is $110,000.  The first $3,500 of this  withdrawal  reduces the Total Annual  Income Amount for that Contract
Year to $0.  The  remaining  withdrawal  amount - $1,500 - reduces  the Total  Annual  Income  Amount  in  future  Contract  Years on a proportional  basis based on the ratio of the excess  withdrawal  to the Contract  Value  immediately  prior to the excess  withdrawal.
(Note that if there were other  withdrawals in that Contract  Year,  each would result in another  proportional  reduction to the Total
Annual Income Amount).

Here is the calculation:

 Contract Value before withdrawal                                                       $110,000.00
 Less amount of "non" excess withdrawal                                                 -$   3,500.00
 Contract Value immediately before excess withdrawal of $1,500                          $106,500.00
 Excess withdrawal amount                                                               $    1,500.00
 Divided by Contract Value immediately before excess withdrawal                         $106,500.00
 Ratio                                                                                         1.41%
 Total Annual Income Amount                                                             $     6,000.00
 Less ratio of 1.41%                                                                    -$         84.51
 Total Annual Income Amount for future Contract Years                                    $    5,915.49

Highest Quarterly Auto Step-Up
On each Contract  Anniversary  date, the Total Annual Income Amount is stepped-up if 5% of the highest quarterly value since your first withdrawal (or last Contract  Anniversary in subsequent years),  adjusted for excess withdrawals and additional  Purchase Payments,  is higher than the Total Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments.

Continuing the same example as above, the Total Annual Income Amount for this Contract Year is $6,000.  However,  the excess withdrawal on August 6 reduces this amount to $5,915.49 for future years (see above).  For the next Contract  Year, the Total Annual Income Amount will be stepped-up if 5% of the highest  quarterly  Contract Value,  adjusted for withdrawals,  is higher than $5,915.49.  Here are the calculations for determining the quarterly  values.  Only the June 1 value is being adjusted for excess  withdrawals as the September 1 and December 1 Business Days occur after the excess withdrawal on August 6.

----------------------------------- --------------------------------- -------------------------------- ---------------------------------
                                                                             Highest Quarterly
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
                                                                           Value (adjusted with             Adjusted Total Annual
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
                                                                              withdrawal and               Income Amount (5% of the
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
              Date*                          Contract Value                Purchase Payments)**            Highest Quarterly Value)
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
           June 1, 2007                       $118,000.00                       $118,000.00                       $5,900.00
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
          August 6, 2007                      $120,000.00                       $112,885.55                       $5,644.28
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
        September 1, 2007                     $112,000.00                       $112,885.55                       $5,644.28
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
----------------------------------- --------------------------------- -------------------------------- ---------------------------------
         December 1, 2007                     $119,000.00                       $119,000.00                       $5,950.00
----------------------------------- --------------------------------- -------------------------------- ---------------------------------

* In this example,  the Contract  Anniversary  date is December 1. The quarterly  valuation  dates are every three months  thereafter -
March 1, June 1,  September  1, and  December 1. In this  example,  we do not use the March 1 date as the first  withdrawal  took place after March 1. The Contract  Anniversary  Date of December 1 is considered the fourth and final quarterly  valuation date for the year.
** In this example,  the first  quarterly  value after the first  withdrawal  is $118,000 on June 1, yielding an adjusted  Total Annual
Income  Amount of  $5,900.00.  This  amount is  adjusted  on August 6 to  reflect  the  $5,000  withdrawal.  The  calculations  for the adjustments are:

o        The Contract Value of $118,000 on June 1 is first reduced  dollar-for-dollar  by $3,500 ($3,500 is the remaining  Total Annual
         Income Amount for the Contract Year), resulting in an adjusted Contract Value of $114,500 before the excess withdrawal.
o        This amount  ($114,500) is further  reduced by 1.41% (this is the ratio in the above  example  which is the excess  withdrawal divided by the  Contract  Value  immediately  preceding  the excess  withdrawal)  resulting  in a Highest  Quarterly  Value of
         $112,885.55.

The adjusted  Total Annual Income Amount is carried  forward to the next  quarterly  anniversary  date of September 1. At this time, we compare this amount to 5% of the Contract  Value on September 1. Since the June 1 adjusted  Total Annual  Income Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000),  we continue to carry  $5,644.28  forward to the next and final quarterly  anniversary  date of
December 1. The Contract  Value on December 1 is $119,000  and 5% of this amount is $5,950.  Since this is higher than  $5,644.28,  the adjusted Total Annual Income Amount is reset to $5,950.00.

In this  example,  5% of the  December 1 value  yields the highest  amount of  $5,950.00.  Since this amount is higher than the current year's Total Annual Income Amount of $5,915.49  adjusted for excess  withdrawals,  the Total Annual Income Amount for the next Contract
Year, starting on December 2, 2007 and continuing through December 1, 2008, will be stepped-up to $5,950.00.

Benefits Under the Highest Daily Lifetime Five Program.
To the extent that your  Contract  Value was reduced to zero as a result of cumulative  withdrawals  that are equal to or less than the
Total Annual Income Amount and amounts are still payable under  Highest Daily  Lifetime  Five, we will make an additional  payment,  if any, for that Contract  Year equal to the remaining  Total Annual Income  Amount for the Contract  Year.  Thus, in that  scenario,  the remaining  Total Annual  Income Amount would be payable even though your  Contract  Value was reduced to zero.  In subsequent  Contract
Years we make payments that equal the Total Annual  Income Amount as described in this section.  We will make payments  until the death of the single  designated  life.  To the extent that  cumulative  withdrawals  in the current  Contract Year that reduced your Contract
Value to zero are more than the Total Annual Income  Amount,  the Highest Daily  Lifetime  Five benefit  terminates,  and no additional payments will be made.

If annuity  payments are to begin under the terms of your Contract,  or if you decide to begin receiving  annuity payments and there is a Total Annual Income Amount due in subsequent Contract Years, you can elect one of the following two options:

(1) apply your Contract Value to any annuity option available; or
(2) request that,  as of the date annuity  payments are to begin,  we make annuity  payments each year equal to the Total Annual Income
Amount. We will make payments until the death of the single designated life.

We must receive your request in a form acceptable to us at our office.

In the absence of an election when  mandatory  annuity  payments are to begin,  we will make annual  annuity  payments in the form of a single life fixed  annuity with ten payments  certain,  by applying the greater of the annuity  rates then  currently  available or the annuity  rates guaranteed in your Contract. The amount that will be applied to provide such annuity payments will be the greater of:

(1) the present  value of the future Total Annual Income Amount  payments.  Such present value will be calculated  using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity  rates guaranteed in your Contract; and
(2) the Contract Value.
o        If no withdrawal  was ever taken,  we will  calculate  the Total Annual Income Amount as if you made your first  withdrawal on the date that annuity payments are to begin.
o        Please note that payments that we make under this benefit after the contract  anniversary  coinciding  with or next  following the annuitant's 95th birthday will be treated as annuity payments.

Other Important Considerations
o        Withdrawals  under the Highest  Daily  Lifetime  Five Benefit are subject to all of the terms and  conditions of the Contract, including any withdrawal charge.
o        Withdrawals  made while the Highest Daily  Lifetime Five Benefit is in effect will be treated,  for tax purposes,  in the same way as any other  withdrawals  under the  Contract.  The Highest  Daily  Lifetime  Five Benefit  does not directly  affect the
         Contract Value or surrender  value,  but any withdrawal will decrease the Contract Value by the amount of the withdrawal (plus any applicable withdrawal charge). If you surrender your Contract, you will receive the current surrender value.
o        You can make  withdrawals  from your Contract  while your Contract  Value is greater than zero without  purchasing the Highest
         Daily  Lifetime  Five Benefit.  The Highest  Daily  Lifetime  Five Benefit  provides a guarantee  that if your Contract  Value declines  due to market  performance,  you will be able to receive  your Total  Annual  Income  Amount in the form of periodic benefit  payments.  Please note that the payments  that we make under this benefit after the contract  anniversary  coinciding with or next following the Annuitant's 95/th birthday will be treated as annuity payments.
o        Upon  inception of the benefit,  100% of your Contract  Value must be allocated to the permitted  Sub-accounts.  However,  the asset transfer  component of the benefit as described  below may transfer  Contract Value to the Benefit Fixed Rate Account as
         of the effective date of the benefit in some circumstances.
o        You cannot allocate  Purchase  Payments or transfer  Contract Value to a Fixed Interest Rate Option if you elect Highest Daily
         Lifetime Five.
o        Transfers to and from the  Sub-accounts  and the Benefit Fixed Rate Account  triggered by the asset transfer  component of the benefit will not count toward the maximum number of free transfers allowable under the Contract.
o        In general,  you must allocate your Contract  Value in accordance  with the then  available  investment  option(s) that we may prescribe in order to elect and maintain the Highest  Daily  Lifetime  Five  benefit.  If,  subsequent to your election of the benefit,  we change our  requirements  for how Contract Value must be allocated under the benefit,  the new  requirement  will apply only to new elections of the benefit,  and we will not compel you to re-allocate  your Contract Value in accordance with our  newly-adopted  requirements.  Subsequent to any change in  requirements,  transfers of Contract  Value and  allocation of additional Purchase Payments may be subject to the new investment limitations.

Election of and Designations Under the Program
For  Highest  Daily  Lifetime  Five,  there  must be either a single  Owner who is the same as the  Annuitant,  or if the  Contract  is entity-owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 55 years old.

Any change of the Annuitant  under the Contract will result in cancellation  of Highest Daily Lifetime Five.  Similarly,  any change of
Owner will result in  cancellation  of Highest Daily  Lifetime Five,  except if (a) the new Owner has the same taxpayer  identification number as the previous  owner (b) both the new Owner and previous  Owner are entities or (c) the previous Owner is a natural person and the new Owner is an entity.

Currently,  if you  terminate the Highest  Daily  Lifetime Five benefit,  you will (a) not be permitted to re-elect the benefit and (b)
will be allowed to elect the Spousal  Lifetime  Five Benefit or the Lifetime  Five Income  Benefit on any  anniversary  of the Contract
Date that is at least 90 calendar days from the date the Highest Daily  Lifetime Five Benefit was  terminated.  We reserve the right to further  limit the election  frequency in the future.  Before making any such change to the election  frequency,  we will provide prior notice to Owners who have an effective Highest Daily Lifetime Five benefit.

Termination of the Program
You may terminate the benefit at any time by notifying  us. If you  terminate the benefit,  any guarantee  provided by the benefit will terminate as of the date the termination is effective,  and certain  restrictions  on re-election  will apply as described  above.  The benefit  terminates:  (i) upon your  termination  of the benefit (ii) upon your  surrender of the Contract  (iii) upon your election to begin  receiving  annuity  payments (iv) upon the death of the Annuitant (v) if both the Contract  Value and Total Annual Income Amount equal zero or (vi) if you fail to meet our requirements for issuing the benefit.

Upon  termination  of Highest Daily  Lifetime  Five,  we cease  deducting  the charge for the benefit.  With regard to your  investment allocations,  upon termination we will: (i) leave intact amounts that are held in the variable  investment  options,  and (ii) transfer all amounts held in the Benefit  Fixed Rate Account (as defined  below) to your  variable  investment  options,  based on your existing allocation  instructions  or (in the  absence of such  existing  instructions)  pro rata (i.e.  in the same  proportion  as the current balances in your variable investment options).

Return of Principal Guarantee
If you have not made a withdrawal  before the Tenth  Anniversary,  we will increase your Contract Value on that Tenth  Anniversary  (or the next business day, if that  anniversary  is not a business  day), if the  requirements  set forth in this paragraph are met. On the
Tenth Anniversary, we add:
(a)      your Contract Value on the day that you elected Highest Daily Lifetime Five; and

     (b) the sum of each Purchase Payment you made (including any Credits) during the one-year period after you elected the benefit.

If the sum of (a) and (b) is greater than your Contract  Value on the Tenth  Anniversary,  we increase your Contract Value to equal the sum of (a) and (b), by contributing  funds from our general  account.  If the sum of (a) and (b) is less than or equal to your Contract
Value on the Tenth  Anniversary,  we make no such  adjustment.  The amount that we add to your Contract Value under this provision will be allocated to each of your variable  investment  options and the Benefit Fixed Rate Account (described below), in the same proportion that each such investment  option bears to your total Contract  Value,  immediately  prior to the  application of the amount.  Any such amount will not be considered a purchase payment when calculating your Total Protected  Withdrawal  Value,  your death benefit,  or the amount of any other  optional  benefit that you may have  selected,  and therefore will have no direct impact on any such values at the time we add this amount.  This potential  addition to Contract Value is available only if you have elected  Highest Daily Lifetime Five and if you meet the conditions set forth in this  paragraph.  Thus, if you take a withdrawal  prior to the Tenth  Anniversary,  you are not eligible to receive the Return of Principal Guarantee.

Upon termination, we may limit or prohibit investment in the fixed interest rate options.

Asset Transfer Component of Highest Daily Lifetime Five
As indicated  above, we limit the  sub-accounts to which you may allocate  Contract Value if you elect Highest Daily Lifetime Five. For purposes of this benefit,  we refer to those permitted  sub-accounts as the "Permitted  Sub-accounts".  The Permitted  Sub-accounts are identified  in the contract  application.  As a  requirement  of  participating  in Highest  Daily  Lifetime  Five, we require that you participate in our specialized  asset transfer program,  under which we may transfer Contract Value between the Permitted  Sub-accounts and a fixed  interest rate account that is part of our general  account (the "Benefit  Fixed Rate  Account").  We determine  whether to make a transfer,  and the amount of any transfer,  under a non-discretionary  formula,  discussed below. The Benefit Fixed Rate Account is available only with this benefit,  and thus you may not allocate  Purchase  Payments to that Account.  The interest rate that we pay with  respect to the  Benefit  Fixed Rate  Account is reduced by an amount  that  corresponds  generally  to the charge  that we assess against your variable  sub-accounts  for Highest Daily  Lifetime  Five. The Benefit Fixed Rate Account is not subject to the Investment
Company Act of 1940 or the Securities Act of 1933.

Under the asset  transfer  component  of Highest  Daily  Lifetime  Five,  we monitor  your  Contract  Value  daily and,  if  necessary, systematically  transfer amounts between the Permitted  Sub-accounts  you have chosen and the Benefit Fixed Rate Account.  Any transfer would be made in accordance  with a formula,  which is set forth in the schedule  supplement to the  endorsement  for this benefit (and also appears in the Appendices to this  prospectus).  Speaking  generally,  the formula,  which we apply each business day, operates as follows.  The formula starts by identifying  your Protected  Withdrawal  Value for that day and then  multiplies  that figure by 5%, to produce a projected (i.e.,  hypothetical)  Highest Daily Annual Income Amount. Then, using our actuarial tables, we produce an estimate of the total amount we would target in our allocation  model,  based on the projected  Highest Daily Annual Income Amount each year for the rest of your life.  In the formula,  we refer to that value as the "Target  Value" or "L". If you have  already made a  withdrawal, your projected  Highest Daily Annual Income Amount (and thus your Target Value) would take into account any automatic  step-up that was scheduled to occur  according to the step-up  formula  described  above.  Next, the formula  subtracts from the Target Value the amount held  within the  Benefit  Fixed Rate  Account on that day,  and  divides  that  difference  by the amount  held  within the  Permitted
Sub-accounts.  That ratio,  which  essentially  isolates  the amount of your Target Value that is not offset by amounts held within the
Benefit Fixed Rate Account,  is called the "Target Ratio" or "r". If the Target Ratio exceeds a certain percentage  (currently 83%), it means  essentially  that too much Target Value is not offset by assets  within the Benefit  Fixed Rate  Account,  and therefore we will transfer an amount from your Permitted  Sub-accounts to the Benefit Fixed Rate Account.  Conversely,  if the Target Ratio falls below a certain  percentage  (currently  77%), then a transfer from the Benefit Fixed Rate Account to the Permitted  Sub-accounts  would occur.
Note that the formula is calculated  with reference to the Highest Daily Annual Income Amount,  rather than with reference to the Total
Annual Income Amount.

As you can glean from the formula,  a downturn in the  securities  markets  (i.e.,  a reduction in the amount held within the Permitted
Sub-accounts)  may cause us to  transfer  some of your  variable  Contract  Value to the Benefit  Fixed Rate  Account,  because  such a reduction will tend to increase the Target Ratio.  Moreover,  certain market return scenarios involving "flat" returns over a period of time also could result in the transfer of money to the Benefit  Fixed Rate  Account.  In deciding how much to transfer,  we use another formula,  which essentially  seeks to rebalance  amounts held in the Permitted  Sub-accounts and the Benefit Fixed Rate Account so that the Target Ratio meets a specified  target,  which currently is equal to 80%. Once you elect Highest Daily Lifetime Five, the ratios we use will be fixed. For new elections in the future, however, we reserve the right to change the ratios.

While you are not notified when your Contract  reaches a reallocation  trigger,  you will receive a confirmation  statement  indicating the  transfer  of a portion  of your  Contract  Value  either to or from the  Benefit  Fixed  Rate  Account.  The  formula by which the reallocation  triggers  operate is designed  primarily to mitigate the financial  risks that we incur in providing the guarantee  under
Highest Daily Lifetime Five.

Depending on the results of the calculation relative to the reallocation triggers, we may, on any day:

o        Not make any transfer; or
o        If a portion of your Contract Value was previously  allocated to the Benefit Fixed Rate Account,  transfer all or a portion of those  amounts to the  Permitted  Sub-accounts,  based on your  existing  allocation  instructions  or (in the absence of such existing  instructions) pro rata (i.e., in the same proportion as the current balances in your variable  investment  options).
         Amounts  taken out of the Benefit  Fixed Rate  Account will be withdrawn  for this purpose on a last-in,  first-out  basis (an amount  renewed into a new guarantee  period under the Benefit Fixed Rate Account will be deemed a new investment for purposes of this last-in, first-out rule); or
o        Transfer all or a portion of your  Contract  Value in the Permitted  Sub-accounts  pro-rata to the Benefit Fixed Rate Account.
         The interest that you earn on such  transferred  amount will be equal to the annual rate that we have set for that day, and we will credit the daily  equivalent of that annual  interest  until the earlier of one year from the date of the transfer or the date that such amount in the Benefit Fixed Rate Account is transferred back to the Permitted Sub-accounts.

If a significant  amount of your Contract  Value is  systematically  transferred  to the Benefit Fixed Rate Account  during  periods of market  declines or low interest  rates,  less of your Contract Value may be available to  participate in the investment  experience of the Permitted  Sub-accounts if there is a subsequent  market recovery.  Under the reallocation  formula that we employ,  it is possible that over time a significant  portion,  and under  certain  circumstances  all, of your Contract  Value may be allocated to the Benefit
Fixed Rate Account.  Note that if your entire  Contract Value is  transferred to the Benefit Fixed Rate Account,  then based on the way the formula  operates,  that value would remain in the Benefit Fixed Rate Account unless you made additional  purchase  payments to the
Permitted Sub-accounts, which could cause Contract Value to transfer out of the Benefit Fixed Rate Account.

Additional Tax Considerations
If you purchase a contract as an investment vehicle for "qualified"  investments,  including an IRA, SEP-IRA, Tax Sheltered Annuity (or
403(b)) or employer plan under Code Section  401(a),  the minimum  distribution  rules under the Code require that you begin  receiving periodic  amounts  from  your  contract  beginning  after  age 70 1/2.  For a Tax  Sheltered  Annuity  or a 401(a)  plan for  which the participant  is not a greater  than 5 percent  owner of the  employer,  this  required  beginning  date can  generally  be  deferred to retirement,  if later.  Roth IRAs are not subject to these rules during the owner's  lifetime.  The amount  required under the Code may exceed the Total  Annual  Income  Amount,  which will cause us to increase  the Total Annual  Income  Amount in any Contract  Year that required minimum  distributions due from your Contract are greater than such amounts. In addition,  the amount and duration of payments under the  contract  payment and death  benefit  provisions  may be adjusted so that the  payments do not trigger any penalty or excise taxes due to tax  considerations  such as required minimum  distribution under the tax law. Please note,  however,  that any withdrawal you take prior to the Tenth Anniversary,  even if withdrawn to satisfy required minimum  distribution rules, will cause you to lose the ability to receive Enhanced Protected Withdrawal Value and an amount under the Return of Principal Guarantee.

As indicated, withdrawals made while the Highest Daily Lifetime Five Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the contract. Please see the Tax Considerations section of the prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this
Benefit here. However, we do note that if you participate in Highest Daily Lifetime Five through a non-qualified annuity, and your annuity has received Enhanced Protected Withdrawal Value and/or an additional amount under the Return of Principal Guarantee, as with all withdrawals, once all purchase payments are returned under the contract, all subsequent withdrawal amounts will be taxed as ordinary income.

VI.  THE FOLLOWING IS ADDED AS APPENDIX C:

Appendix C

Asset Transfer Formula Under Highest Daily Lifetime Five Benefit
We set out below the current  formula  under which we may  transfer  amounts  between the variable  investment  options and the Benefit
Fixed Rate Account.  Upon your election of Highest Daily Lifetime  Five, we will not alter the asset  transfer  formula that applies to your  contract.  However,  we reserve the right to modify this formula with respect to those who elect Highest  Daily  Lifetime Five in the future.

Terms and Definitions referenced in the calculation formula:
o        Cu - the upper target is established on the effective date of the Highest Daily Lifetime Five benefit (the  "Effective  Date")
       and is not changed for the life of the guarantee.  Currently, it is 83%.
o        Ct - the target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is 80%.
o        Cl - the lower target is established on the Effective  Date and is not changed for the life of the  guarantee.  Currently,  it is 77%.
o        L - the target value as of the current Valuation Day.
o        r - the target ratio.
o        a - the factors used in  calculating  the target  value.  These  factors are  established  on the  Effective  Date and are not changed  for the life of the  guarantee.  The  factors  that we use  currently  are derived  from the a2000  Individual  Annuity
       Mortality  Table with an assumed  interest rate of 3%. Each number in the table "a" factors (which  appears below)  represents a factor,  which when multiplied by the Highest Daily Annual Income Amount,  projects our total liability for the purpose of asset transfers under the guarantee.
o        Q - age based factors used in calculating  the target value.  These factors are  established on the Effective Date and are not changed for the life of the guarantee.  The factor is currently set equal to 1.
o        V - the total value of all Permitted Sub-accounts in the contract.
o        F - the total value of all Benefit Fixed Rate Account allocations.
o        I - the income  value  prior to the first  withdrawal.  The income  value is equal to what the  Highest  Daily  Annual  Income
       Amount would be if the first  withdrawal  were taken on the date of  calculation.  After the first  withdrawal  the income value equals the greater of the Highest Daily Annual Income Amount,  the quarterly step-up amount times the annual income  percentage, and the contract value times the annual income percentage.
o        T - the amount of a transfer into or out of the Benefit Fixed Rate Account.
o        I% - annual income amount  percentage.  This factor is  established  on the Effective  Date and is not changed for the life of the guarantee.  Currently, it is 5%

Target Value Calculation:
On each Valuation  Day, a target value (L) is calculated,  according to the following  formula.  If the variable  Contract Value (V) is equal to zero, no calculation is necessary.

                  L = I * Q * a

Transfer Calculation:
The  following  formula,  which is set on the  Effective  Date and is not changed  for the life of the  guarantee,  determines  when a transfer is required:

         Target Ratio r = (L - F) / V.
o        If r > Cu, assets in the Permitted Sub-accounts are transferred to Benefit Fixed Rate Account.
o        If r < Cl, and there are  currently  assets in the Benefit  Fixed Rate Account (F > 0), assets in the Benefit Fixed Rate
         Account are transferred to the Permitted Sub-accounts.

The following  formula,  which is set on the Effective Date and is not changed for the life of the guarantee,  determines the transfer amount:

     T ={Min(V, [L - F - V *  Ct] / (1-Ct))}                  T>0, Money moving from the Permitted Sub-accounts to the Benefit
                                                              Fixed Rate Account
     T ={Min(F, [L - F - V *  Ct] / (1-Ct))}                  T<0, Money moving from the Benefit Fixed Rate Account to the
                                                              Permitted Sub-accounts]

Example:
Male age 65 contributes $100,000 into the Permitted Sub accounts and the value drops to $92,300 during year one, end of day one.  A table of values for "a" appears below.

Target Value Calculation:

L        = I * Q * a

         = 5000.67 * 1 * 15.34

         = 76,710.28

Target Ratio:

r         = (L - F) / V
         = (76,710.28 - 0) / 92,300.00

         = 83.11%

Since  r > Cu  ( because 83.11% > 83%) a transfer into the Benefit Fixed rate Account occurs.

T        = { Min ( V, [ L - F - V * Ct] / ( 1 - Ct))}

         = { Min ( 92,300.00, [ 76,710.28 - 0 - 92,300.00 * 0.80] / ( 1 - 0.80))}

         = { Min ( 92,300.00, 14,351.40 )}

         = 14,351.40

                                               Age 65 "a" Factors for Liability Calculations
                                            (in Years and Months since Benefit Effective Date)*

            Months
Years            1        2       3        4        5        6       7        8        9       10      11       12
        1    15.34    15.31   15.27    15.23    15.20    15.16   15.13    15.09    15.05    15.02   14.98    14.95
        2    14.91    14.87   14.84    14.80    14.76    14.73   14.69    14.66    14.62    14.58   14.55    14.51
        3    14.47    14.44   14.40    14.36    14.33    14.29   14.26    14.22    14.18    14.15   14.11    14.07
        4    14.04    14.00   13.96    13.93    13.89    13.85   13.82    13.78    13.74    13.71   13.67    13.63
        5    13.60    13.56   13.52    13.48    13.45    13.41   13.37    13.34    13.30    13.26   13.23    13.19
        6    13.15    13.12   13.08    13.04    13.00    12.97   12.93    12.89    12.86    12.82   12.78    12.75
        7    12.71    12.67   12.63    12.60    12.56    12.52   12.49    12.45    12.41    12.38   12.34    12.30
        8    12.26    12.23   12.19    12.15    12.12    12.08   12.04    12.01    11.97    11.93   11.90    11.86
        9    11.82    11.78   11.75    11.71    11.67    11.64   11.60    11.56    11.53    11.49   11.45    11.42
       10    11.38    11.34   11.31    11.27    11.23    11.20   11.16    11.12    11.09    11.05   11.01    10.98
       11    10.94    10.90   10.87    10.83    10.79    10.76   10.72    10.69    10.65    10.61   10.58    10.54
       12    10.50    10.47   10.43    10.40    10.36    10.32   10.29    10.25    10.21    10.18   10.14    10.11
       13    10.07    10.04   10.00     9.96     9.93     9.89    9.86     9.82     9.79     9.75    9.71     9.68
       14     9.64     9.61    9.57     9.54     9.50     9.47    9.43     9.40     9.36     9.33    9.29     9.26
       15     9.22     9.19    9.15     9.12     9.08     9.05    9.02     8.98     8.95     8.91    8.88     8.84
       16     8.81     8.77    8.74     8.71     8.67     8.64    8.60     8.57     8.54     8.50    8.47     8.44
       17     8.40     8.37    8.34     8.30     8.27     8.24    8.20     8.17     8.14     8.10    8.07     8.04
       18     8.00     7.97    7.94     7.91     7.88     7.84    7.81     7.78     7.75     7.71    7.68     7.65
       19     7.62     7.59    7.55     7.52     7.49     7.46    7.43     7.40     7.37     7.33    7.30     7.27
       20     7.24     7.21    7.18     7.15     7.12     7.09    7.06     7.03     7.00     6.97    6.94     6.91
       21     6.88     6.85    6.82     6.79     6.76     6.73    6.70     6.67     6.64     6.61    6.58     6.55
       22     6.52     6.50    6.47     6.44     6.41     6.38    6.36     6.33     6.30     6.27    6.24     6.22
       23     6.19     6.16    6.13     6.11     6.08     6.05    6.03     6.00     5.97     5.94    5.92     5.89
       24     5.86     5.84    5.81     5.79     5.76     5.74    5.71     5.69     5.66     5.63    5.61     5.58
       25     5.56     5.53    5.51     5.48     5.46     5.44    5.41     5.39     5.36     5.34    5.32     5.29
       26     5.27     5.24    5.22     5.20     5.18     5.15    5.13     5.11     5.08     5.06    5.04     5.01
       27     4.99     4.97    4.95     4.93     4.91     4.88    4.86     4.84     4.82     4.80    4.78     4.75
       28     4.73     4.71    4.69     4.67     4.65     4.63    4.61     4.59     4.57     4.55    4.53     4.51
       29     4.49     4.47    4.45     4.43     4.41     4.39    4.37     4.35     4.33     4.32    4.30     4.28
       30     4.26     4.24    4.22     4.20     4.18     4.17    4.15     4.13     4.11     4.09    4.07     4.06
       31     4.04     4.02    4.00     3.98     3.97     3.95    3.93     3.91     3.90     3.88    3.86     3.84
       32     3.83     3.81    3.79     3.78     3.76     3.74    3.72     3.71     3.69     3.67    3.66     3.64
       33     3.62     3.61    3.59     3.57     3.55     3.54    3.52     3.50     3.49     3.47    3.45     3.44
       34     3.42     3.40    3.39     3.37     3.35     3.34    3.32     3.30     3.29     3.27    3.25     3.24
       35     3.22     3.20    3.18     3.17     3.15     3.13    3.12     3.10     3.08     3.07    3.05     3.03
       36     3.02     3.00    2.98     2.96     2.95     2.93    2.91     2.90     2.88     2.86    2.85     2.83
       37     2.81     2.79    2.78     2.76     2.74     2.73    2.71     2.69     2.68     2.66    2.64     2.62
       38     2.61     2.59    2.57     2.56     2.54     2.52    2.51     2.49     2.47     2.45    2.44     2.42
       39     2.40     2.39    2.37     2.35     2.34     2.32    2.30     2.29     2.27     2.25    2.24     2.22
       40     2.20     2.19    2.17     2.15     2.14     2.12    2.11     2.09     2.07     2.06    2.04     2.02
       41     2.01     1.84    1.67     1.51     1.34     1.17    1.00     0.84     0.67     0.50    0.33     0.17
* The values set forth in this table are applied to all ages.

VII.  NEW PRINCIPAL UNDERWRITER
In the "Other  Information"  section of each  prospectus,  under the heading  entitled  "Sales and  Distribution  of the Contract",  we identify  Prudential  Investment  Management  Services  LLC (PIMS) as the  principal  underwriter  and  distributor  of the  annuities.
Beginning  as of the date of this  supplement,  PIMS has been  replaced by an  affiliated  broker-dealer  called  Prudential  Annuities
Distributors,  Inc. ("PAD").  Accordingly,  we replace the first two paragraphs under "Sales and Distribution of the Contract" with the following, and in the remainder of that section, replace references to PIMS with PAD:

"Prudential  Annuities  Distributors,  Inc.  (PAD), a wholly-owned  subsidiary of Prudential  Annuities,  Inc., is the  distributor and principal  underwriter of the annuities  offered through this  prospectus.  PAD acts as the distributor of a number of annuity and life insurance  products,  and is the  co-distributor of the Advanced Series Trust. PAD's principal business address is One Corporate Drive,
Shelton,  Connecticut  06484. PAD is registered as a broker-dealer  under the Securities  Exchange Act of 1934 (Exchange Act), and is a
member of the National Association of Securities Dealers, Inc. (NASD)."

                                            September 6, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Pruco Life Insurance Company of New Jersey
         Pruco Life of New Jersey Flexible Premium Variable Annuity Account
         Post-Effective Amendment No. 11 on Form N-4, Registration No. 333-62238

Dear Sir/Madam:

         Pursuant to Rule 461 under the  Securities Act of 1933, the  undersigned  respectfully  request that the effective date of the
Registration Statement referenced above be accelerated so the same may become effective on September 11, 2007.

         It would be appreciated if, as soon as the  Registration  Statement has become  effective,  you would so inform C. Christopher
Sprague, Esq. by telephone at (973) 802-6997.

                                    Sincerely,

                                    Pruco Life Insurance Company of New Jersey
                                    Pruco Life of New Jersey Flexible Premium Variable Annuity Account
                                                              (Registrant)

                                    /s/Daniel Kane
                                    ________________________________________
                                    Daniel Kane
                                    Vice President

                                    Prudential Investment Management Services, LLC
                                                     (Principal Underwriter)

                                    /s/Bruce Ferris
                                    __________________________________________
                                    Bruce Ferris
                                    Vice President

                                            September 6, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Pruco Life Insurance Company of New Jersey
         Post-Effective Amendment No. 7 on Form S-3, Registration No. 333-100713

Dear Sir/Madam:

         Pursuant to Rule 461 under the  Securities  Act of 1933,  the  undersigned  respectfully  request that the effective date of the Registration Statement referenced above be accelerated so the same may become effective on September 11, 2007.

         It would be  appreciated  if, as soon as the  Registration  Statement has become  effective,  you would so inform C.
Christopher Sprague, Esq. by telephone at (973) 802-6997.

                                    Sincerely,

                                    Pruco Life Insurance Company of New Jersey
                                                      (Registrant)

                                    /s/Daniel Kane
                                    ________________________________________
                                    Daniel Kane
                                    Vice President

                                    Prudential Investment Management Services, LLC
                                                 (Principal Underwriter)

                                    /s/Bruce Ferris
                                    __________________________________________
                                    Bruce Ferris
                                    Vice President

                                            September 6, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Pruco Life Insurance Company of New Jersey
         Pruco Life Flexible of New Jersey Premium Variable Annuity Account
         Post-Effective Amendment No. 5 on Form N-4, Registration No. 333-131035

Dear Sir/Madam:

         Pursuant to Rule 461 under the  Securities  Act of 1933,  the  undersigned  respectfully  request that the effective date of the Registration Statement referenced above be accelerated so the same may become effective on September 11, 2007.

         It would be  appreciated  if, as soon as the  Registration  Statement has become  effective,  you would so inform C.
Christopher Sprague, Esq. by telephone at (973) 802-6997.

                                            Sincerely,

                                            Pruco Life Insurance Company
                                            Pruco Life Flexible Premium Variable Annuity Account
                                                                       (Registrant)

                                            /s/Daniel Kane
                                            ________________________________________
                                            Daniel Kane
                                            Vice President

                                            Prudential Investment Management Services, LLC
                                                              (Principal Underwriter)

                                            /s/Bruce Ferris
                                            __________________________________________
                                            Bruce Ferris
                                            Vice President

                                            September 6, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Pruco Life Insurance Company of New Jersey
         Pruco Life of New Jersey Flexible Premium Variable Annuity Account
         Post-Effective Amendment No. 1 on Form N-4, Registration No. 333-144657

Dear Sir/Madam:

         Pursuant to Rule 461 under the  Securities  Act of 1933,  the  undersigned  respectfully  request that the effective date of the Registration Statement referenced above be accelerated so the same may become effective on September 11, 2007.

         It would be  appreciated  if, as soon as the  Registration  Statement has become  effective,  you would so inform C.
Christopher Sprague, Esq. by telephone at (973) 802-6997.

                                    Sincerely,

                                    Pruco Life Insurance Company of New Jersey
                                    Pruco Life of New Jersey Flexible Premium Variable Annuity Account
                                                              (Registrant)

                                    /s/Daniel Kane
                                    ________________________________________
                                    Daniel Kane
                                    Vice President

                                    Prudential Investment Management Services, LLC
                                                     (Principal Underwriter)

                                    /s/Bruce Ferris
                                    __________________________________________
                                    Bruce Ferris
                                    Vice President